                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 4)

                           McCLATCHY NEWSPAPERS, INC.
_______________________________________________________________________________
                                (Name of Issuer)

                               Class A Common Stock
________________________________________________________________________________
                         (Title of Class of Securities)

                                  579489-10-5
_______________________________________________________________________________
                                 (CUSIP Number)

                                Wilma C. Flach
            Legal Administrative Director and Corporate Secretary
                          McClatchy Newspapers, Inc.
                                2100 Q Street
                                P.O. Box 15779
                             Sacramento, CA 95852
                          Telephone:  (916) 321-1828
_______________________________________________________________________________
                 (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)


                                May 16, 1994
_______________________________________________________________________________
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. 579489-10-5                      13D              Page 2 of 10 Pages



______________________________________________________________________________

1. NAME OF REPORTING PERSON                                James B. McClatchy

  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

______________________________________________________________________________

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                       (b) [ ]

______________________________________________________________________________

3. SEC USE ONLY

______________________________________________________________________________

4. SOURCE OF FUNDS                                              Not Applicable

______________________________________________________________________________

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                  [ ]

______________________________________________________________________________

6. CITIZENSHIP OR PLACE OF ORGANIZATION                          United States

______________________________________________________________________________

  NUMBER OF   7. SOLE VOTING POWER                                   2,043,333
   SHARES     ________________________________________________________________
BENEFICIALLY
  OWNED BY    8. SHARED VOTING POWER                                11,078,865
    EACH      ________________________________________________________________
  REPORTING
   PERSON     9.  SOLE DISPOSITIVE POWER                             2,043,333
    WITH       _______________________________________________________________

             10.  SHARED DISPOSITIVE POWER                          11,078,865

______________________________________________________________________________

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                               13,122,198

_______________________________________________________________________________

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                               [ ]

_______________________________________________________________________________

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
     ROW (11)                                                            68.1%

_______________________________________________________________________________

14.  TYPE OF REPORTING PERSON                                                IN

_______________________________________________________________________________

CUSIP No. 579489-10-5              13D                      Page 3 of 10 Pages



  James B. McClatchy hereby amends his statement on Schedule 13D filed with the Securities and Exchange Commission on February 1, 1990 (the "Initial Statement") and amended on May 22, 1992, December 31, 1993 and March 1, 1994 with respect to the Class A common stock, par value $.01 per share (the "Class A Common Stock"), of McClatchy Newspapers, Inc. Items not included herein are hereby incorporated from James B. McClatchy's Amendment No. 3 dated March 1, 1994.
Item 4.       Purpose of the Transaction.
  On May 16, 1994, James B. McClatchy sold 50,000 shares of Class A Common Stock in an underwritten public offering. The public offering, which included the sale of 750,000 shares of Common Stock by the Company and 575,000 shares by other selling stockholders, was underwritten by Goldman Sachs, Inc. and Merrill Lynch & Co. The price to public was $22.375 per share and Mr. McClatchy received $21.225 per share (excluding the $1.15 per share underwriting discount).
Item 5.       Interest in Securities of the Issuer.
  At March 17, 1994, there were 5,368,706 shares of Class A Common Stock issued and outstanding.
  (a)  Amount beneficially owned:        13,122,198
       Percent of Class:                 68.1%
  11,078,865 of the shares which are the subject of this Schedule 13D are beneficially owned pursuant to the provisions of (i) five trusts over which James B. McClatchy, William K. Coblentz, William Ellery McClatchy, William M.

CUSIP No. 579489-10-5                  13D                  Page 4 of 10 Pages



Roth and Erwin Potts share joint voting and dispositive power; and (ii) the Will of Charles K. McClatchy, deceased, and Letters Testamentary issued pursuant thereto, by which James B. McClatchy, William K. Coblentz and William Ellery McClatchy share joint voting and dispositive power.
  The filing of this Amendment No. 4 shall not be construed as an admission that James B. McClatchy is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of such 11,078,865 shares.
  (b) The number of shares as to which James B. McClatchy has:
     (i)      Sole power to vote or direct the vote: 2,043,333
     (ii)     Shared power to vote or direct the vote:  11,078,865
     (iii)    Sole power to dispose or direct the disposition of:  2,043,333
     (iv) Shared power to dispose or direct the disposition of: 11,078,865 The following information applies to those persons with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared:
     (1)      o       Name:  WILLIAM K. COBLENTZ
              o       Residence or business address:
                      222 Kearny Street, 7th Floor
                      San Francisco, CA  94108

CUSIP No. 579489-10-5                  13D                  Page 5 of 10 Pages



              o Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:
                      William K. Coblentz is an attorney at law and senior partner in the law firm (professional corporation) of Coblentz, Cahen, McCabe & Breyer, with offices located at 222 Kearny Street, San Francisco, CA 94108.
              o William K. Coblentz during the last five years has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
              o William K. Coblentz during the last five years has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 579489-10-5                   13D                 Page 6 of 10 Pages



              o       Citizenship of William K. Coblentz:  United States.
     (2)      o       Name:  WILLIAM ELLERY McCLATCHY
              o       Residence or business address:
                      c/o McClatchy Newspapers, Inc.
                      2100 Q Street
                      P. 0. Box 15779
                      Sacramento, CA 95852

              o Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:
                      Self-employed as a design architect with business address of 246 Sea Spray, Palm Beach, FL 33480.
              o William Ellery McClatchy during the last five years has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
              o William Ellery McClatchy during the last five years has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or

CUSIP No. 579489-10-5               13D                     Page 7 of 10 Pages



                      mandating activities subject to, federal
                      or state securities laws or finding any
                      any violation with respect to such laws.
              o       Citizenship of William Ellery McClatchy:
                      United States.
     (3)      o       Name:  WILLIAM M. ROTH
              o       Residence or business address:
                      57 Post Street, Suite 812
                      San Francisco, CA  94104-5027

              o Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:
                      Retired.
              o William M. Roth during the last five years has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
              o William M. Roth during the last five years has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities

CUSIP No. 579489-10-5                 13D                   Page 8 of 10 Pages



                      laws or finding any violation with
                      respect to such laws.
              o       Citizenship of William M. Roth:  United States.
     (4)      o       Name:  ERWIN POTTS
              o       Residence or business address:
                      McClatchy Newspapers, Inc.
                      2100 Q Street
                      P. 0. Box 15779
                      Sacramento, CA  95852

              o Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:
                      President and Chief Executive Officer, McClatchy Newspapers, Inc., a Delaware corporation, with principal offices at 2100 Q Street, Sacramento, CA 95816, the primary business of which is newspaper publishing.
              o Erwin Potts during the last five years has not been convicted in a criminal proceed-

 CUSIP No. 579489-10-5                 13D                 Page 9 of 10 Pages

                      ing (excluding traffic
                      violations or similar misdemeanors).
              o Erwin Potts during the last five years has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
              o       Citizenship of Erwin Potts:  United States.
     (c) In the last sixty days, James B. McClatchy had only one transaction in the Class A Common Stock, which is described in
              Item 4 above.
     (d)      Only those persons identified in Item 5(b) above.
     (e)      Not applicable.

CUSIP No. 579489-10-5                 13D                  Page 10 of 10 Pages



                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of May 16, 1994.


                                               By   /s/ James B. McClatchy
                                                        James B. McClatchy